Exhibit 99.2

Valcent Products Inc. Announces US$2,000,000 Private Placement
January 30, 2007

VANCOUVER, BRITISH COLUMBIA — (MARKET WIRE) — January 30, 2007 — Valcent Products Inc. (OTC BB:VCTPF.OB — News) announced today that it has completed a USD$2,000,000 private placement of convertible notes with a group of accredited institutional investors.

In accordance with their terms, the convertible notes issued in this financing will mature on December 11, 2008 and carry interest at six percent (6%) per annum. The Notes are convertible into “Units” at the Note Holder’s discretion at a conversion price of US$0.50 per Unit. Each “Unit” consists of one Valcent common share and one purchase warrant to purchase an additional common share at US$0.70 per share until December 11, 2008.

The Notes and any accrued interest are callable by the Company at any time after December 11, 2007 by providing thirty days written notice to the Note Holders. Interest on the Notes will be compounded annually and be cumulative until the earlier of either the date that the Company’s achieves pre-tax earnings or the end of the term. Pre-tax earnings are to be determined in accordance with Valcent’s quarterly and annual financial statements as filed with regulatory agencies and will be payable thirty days after filing with such regulatory agencies.  At the discretion of the Note Holder, interest on the Notes is payable in either cash or Units at US$0.50 per Unit.

The Company is obligated to file a resale registration statement on the underlying securities within four months of closing.

Neither the convertible notes, the warrants, nor the shares of Common Stock underlying the notes and warrants are registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release contains forward-looking information as defined by the Securities and Exchange Commission (the “SEC”). This material contained in this press release that addresses activities, events or developments that Valcent Products Inc. believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements by definition involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Valcent to be materially different from the statements made herein. Among others, these risks include but are not limited to the following: (i) limited liquidity and capital resources; (ii) serious business competition, (iii) fluctuations in operating results may result in unexpected reductions in revenue and stock price volatility; (iv) delays in product releases and introductions may result in unexpected reductions in revenue and stock price volatility, and (v) errors or defects in products may cause a loss of market acceptance and result in fewer sales. Furthermore, Valcent does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this press release should be considered in conjunction with the warnings and cautionary statements contained in Valcent’s recent filings with the SEC.